December 7, 2006

Room 4561


Mr. Van B. Honeycutt, Chairman
  and Chief Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

     **Re:**    **Computer Sciences Corporation**
               **Form 10-K for Fiscal Year Ended March 31, 2006**
               **File No. 001-04850**

Dear Mr. Honeycutt:

We have completed our review of your Form 10-K for the year ended March 31, 2006
and have no further comments at this time.

               Very truly yours,


               Brad Skinner
               Accounting Branch Chief